Suite 900, 607 14th Street, NW Washington, DC 20005-2018 t 202 508 5800 f 202 508 5858
February 6, 2013	direct dial 202 508 5825 direct fax 202 204 5600 akaslow@kilpatricktownsend.com

Marc Thomas

Staff Accountant

Securities and Exchange Commission

Washington, DC 20549

Re:	Cordia Bancorp Inc. Registration Statement on Form S-4 File No. 333-186087

Dear Mr. Thomas:

On behalf of Cordia Bancorp Inc. (“Cordia”), this will confirm that neither Cordia nor Bank of Virginia has available financial statements for the period ended December 31, 2012 such that it could produce a discussion of recent developments.

If you have any questions concerning this submission, please contact the undersigned at 202.508.5825.

Very truly yours,

KILPATRICK TOWNSEND & STOCKTON LLP

/s/ Aaron M. Kaslow

Aaron M. Kaslow

Enclosures

cc:           Erin Purnell, U.S. Securities and Exchange Commission